02028568

CITY DEVELOPMENTS LIMITED

城 市 發 展 有 限 公 司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
Tel: 6877 8228 (30 LINES) Fax: 6223 2746

Our Ref : GCSS-EL/0768/02/LTR

SEC MAIL PROCESSING RECEIVED APR 18 2002 WASH, D.C. 155 SECTION

15 April 2002

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed herewith a copy of the Notice of Annual General Meeting and Book Closure with enclosure dated 12 April 2002 *(Republic Hotels & Resorts Limited)*.

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

4/23

Enc.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Fax: (65) 6225 4959.

82-3672

MASNET No. 31 OF 12.04.2002
Announcement No. 38

REPUBLIC HOTELS & RESORTS LIMITED

Notice Of Annual General Meeting and Books Closure

NOTICE IS HEREBY GIVEN that the Thirty-Fourth Annual General Meeting of REPUBLIC HOTELS & RESORTS LIMITED will be held at 9 Raffles Place, #61-00, Republic Plaza, Singapore 048619 on Wednesday, 15 May 2002 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS:

1. To receive the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2001.

2. To declare a Final Dividend of 2% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To declare a Special Dividend of 2.5% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

4. To approve Directors' Fees of S$125,000 for the year ended 31 December 2001, and Audit Committee Allowances of S$20,000 per quarter for the period commencing from 1 January 2002 to 30 June 2003, with payment of the Audit Committee Allowances to be made in arrears at the end of each calendar quarter, save for the first payment which shall be made upon approval of this resolution.

5. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   (i) Mr Yeoh Cheng Kung;
   (ii) Mr Wong Hong Ren; and
   (iii) Mr John Wilson.

6. To consider and, if thought fit, to pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   (i) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Sim Miah Kian be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting; and

   (Mr Sim Miah Kian will, upon re-appointment as Director of the Company, remain as a member of the Audit Committee. Mr Sim is not an Independent Director.)

   (ii) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Tan I Tong be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

7. To re-appoint KPMG as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

8. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS:

9. To consider and, if thought fit, to pass the following as Ordinary Resolutions:

   (i) That the Directors of the Company be and are hereby authorised, pursuant to Section 161 of the Companies Act, Chapter 50, to allot and issue from time to time such number of ordinary shares of $1.00 each in the Company as may be required to be allotted and issued pursuant to the Republic Hotels & Resorts Limited Scrip Dividend Scheme (the "Scrip Dividend Scheme").

   (ii) That contingent upon the passing of the preceding Ordinary Resolution (i), the Directors of the Company be and are hereby authorised to grant from time to time to the Directors and Substantial Shareholders of the Company and to the Interested Persons of the Company (as referred to in the Listing Manual of the Singapore Exchange Securities Trading Limited), the right pursuant to the Scrip Dividend Scheme to elect and receive ordinary shares of $1.00 each in the Company in lieu of the payment of cash in respect of any dividend.

10. To consider and, if thought fit, to pass the following as an Ordinary Resolution:

    That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies (the "Group") or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 5 September 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made in accordance with the guidelines and procedures set out in the Circular, and that such approval (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and that the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution.

By Order of the Board

SHUFEN LOH @ CATHERINE SHUFEN LOH
BOEY MUI TIANG
Company Secretaries

Singapore, 12 April 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 36 Robinson Road, #04-01, City House, Singapore 068877 not less than 48 hours before the time appointed for the Meeting.

2. Dato' Rudolf Peter Voremberg, a Director retiring pursuant to Section 153 of the Companies Act, Chapter 50 at the above Meeting, is not seeking re-appointment.

3. The Ordinary Resolution set out as Item 9(i), if passed, will empower the Directors of the Company from the date of the above Meeting until the date of the next Annual General Meeting to issue and allot shares in the Company up to an amount as may be required to be issued pursuant to the Scrip Dividend Scheme.

4. The Ordinary Resolution set out as Item 9(ii), if passed, will empower the Directors of the Company to grant to the Directors, Substantial Shareholders and Interested Persons of the Company the right pursuant to the Scrip Dividend Scheme to elect and receive shares in respect of any dividend.

5. The Ordinary Resolution set out as Item 10, if passed, will renew the Shareholders' Mandate to facilitate transactions in the normal course of business of the Group which are entered into with its Interested Persons on commercial terms and are not prejudicial to Shareholders. The Shareholders' Mandate will continue in force until the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

NOTICE OF BOOKS CLOSURE

NOTICE IS ALSO HEREBY GIVEN that subject to the Members' approval at the forthcoming Annual General Meeting for:

(i) the proposed Final Dividend of 2% less 24.5% Singapore income tax; and

(ii) the proposed Special Dividend of 2.5% less 24.5% Singapore income tax

for the financial year ended 31 December 2001 (collectively "the Dividends"), the Transfer Books and Register of Members of the Company will be closed from 28 May 2002 to 29 May 2002 (both dates inclusive) for the purpose of determining Members' entitlements to the Dividends.

Duly completed registrable transfers in respect of Shares together with all relevant documents of title received up to the close of business at 5.00 p.m. on 24 May 2002 by the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, will be registered to determine Members' entitlements to the Dividends. Subject as aforesaid, Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares as at 5.00 p.m. on 24 May 2002 will be entitled to the Dividends.

The Dividends, if approved at the Annual General Meeting, will be paid on 6 June 2002.

SCRIP DIVIDEND SCHEME

The Directors wish to announce that the Scrip Dividend Scheme adopted by Members at the Extraordinary General Meeting on 25 September 1997 will not be applied to the Dividends.

By Order of the Board

SHUFEN LOH @ CATHERINE SHUFEN LOH
BOEY MUI TIANG
Company Secretaries

Singapore, 12 April 2002

Submitted by Boey Mui Tiang, Company Secretary on 12/04/2002 to the SGX